Exhibit 99.4

Execution Version

ELEVENTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of November 29, 2013, is entered into by and among Navios Maritime Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), Navios Maritime Finance (US) Inc., a corporation organized under the laws of the State of Delaware (the “Co-Issuer” and, together with the Company, the “Co-Issuers”), the Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association (or its permitted successor) as trustee (the “Trustee”) and collateral trustee (the “Collateral Trustee”) under the Indenture referred to below.

W I T N E S S E T H

WHEREAS, the Co-Issuers have heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of November 2, 2009, providing for the issuance of 8 7⁄8% First Priority Ship Mortgage Notes due 2017 (the “Notes”);

WHEREAS, the Co-Issuers have offered to purchase for cash any and all of the outstanding Notes (the “Tender Offer”) and requested that Holders of the Notes deliver their consents (the “Consents”) to eliminate substantially all of the restrictive covenants and modify or eliminate certain events of default contained in the Indenture, and release the liens for the benefit of the Holders on the assets that secure the Notes, pursuant to the Offer to Purchase and Consent Solicitation Statement, dated November 14, 2013 (the “Statement”), and the related Letter of Transmittal and Consent;

WHEREAS, (i) Section 9.02(a) of the Indenture provides that the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee may amend or supplement certain of the provisions of the Indenture, the Notes and the Note Guarantees with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes voting as a single class (including, consents obtained in connection with a purchase of, or tender offer for, Notes), and (ii) Section 9.02(c) of the Indenture provides that the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee may (A) amend, change or modify in any material respect the obligation of the Co-Issuers to make and consummate a Collateral Sale Offer or an Event of Loss Offer or modify the provisions or definitions with respect thereto or (B) release the Lien of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders in any Collateral (other than by operation of the terms of the Indenture and the Security Documents) with the consent of the Holders of at least 66 2⁄3% in aggregate principal amount of the then outstanding Notes voting as a single class (including, consents obtained in connection with a purchase of, or tender offer for, Notes);

WHEREAS, (i) Holders of at least a majority in aggregate principal amount of the Notes outstanding (determined as provided for by the Indenture) have duly consented in writing to the Proposed Indenture Amendments (as defined in the Statement) set forth in the Statement and this Supplemental Indenture in accordance with Section 9.02(a) of the Indenture, (ii) Holders of at least 66 2⁄3% in aggregate principal amount of the Notes outstanding (determined as provided for by the Indenture) have duly consented in writing to the Proposed Collateral Release Amendments (as defined in the Statement) set forth in the Statement and this Supplemental Indenture in accordance with Section 9.02(c) of the Indenture (the Proposed Indenture

Amendments and the Proposed Collateral Release Amendments are collectively referred to herein as the “Proposed Amendments”) and (iii) all other conditions precedent provided under the Indenture to permit the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee to enter into this Supplemental Indenture have been satisfied, in each case, as certified by an Officers’ Certificate delivered to the Trustee and the Collateral Trustee on the date hereof;

WHEREAS, this Supplemental Indenture shall be effective upon its execution by the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee, and the amendments effected by this Supplemental Indenture shall become operative with respect to the Notes on the Initial Payment Date (as defined herein) in accordance with Section 3 hereof;

WHEREAS, the Co-Issuers have requested the Trustee and the Collateral Trustee to join with them in entering into this Supplemental Indenture for the purpose of amending the Indenture in accordance with the Proposed Amendments to eliminate substantially all of the restrictive covenants and modify or eliminate certain events of default contained in the Indenture, and release the liens for the benefit of the Holders on the assets that secure the Notes, as permitted by clauses (a) and (c) of Section 9.02 of the Indenture; and

WHEREAS, pursuant to Section 9.02 of the Indenture, the Trustee and the Collateral Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AMENDMENTS.

(a) Amendment of Article 4. Subject to Section 3 hereof, the Indenture is hereby amended by deleting the following Sections of Article 4 of the Indenture and all references thereto: 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18, 4.19, 4.21 and 4.23 in each case in its entirety, and replacing each such Section with the following: “INTENTIONALLY OMITTED.”

(b) Amendment of Article 5. Subject to Section 3 hereof, the Indenture is hereby amended by (A) deleting the colon and the “(1)” which precede the words “either: (a) the Company” in Section 5.01(a) of the Indenture, (B) deleting the semicolon and replacing it with a period at the end of current clause (1) of Section 5.01(a), (C) deleting clause (2) and clause (3) of Section 5.01(a) of the Indenture, in each case in its entirety, (D) deleting the colon and the “(1)” which precede the words “subject to the Note Guarantee” in Section 5.01(b) of the Indenture, (E) deleting the semicolon and the word “and” and replacing them with a period at the end of current clause (1) of Section 5.01(b) and (F) deleting clause (2) of Section 5.01(b) of the Indenture in its entirety.

(c) Amendment of Article 6. Subject to Section 3 hereof, the Indenture is hereby amended by (A) deleting the following Sections of Article 6 of the Indenture and all references thereto: 6.01(3), 6.01(4), 6.01(5), 6.01(6), 6.01(7), 6.01(8) and 6.01(9) in each case in its entirety, and replacing each such Section with the following: “INTENTIONALLY OMITTED.” and (B) deleting Section 6.01(10) and Section 6.01(11) in their entirety and replacing Section 6.01(10) and Section 6.01(11) with the following:

“(10) a Co-Issuer as debtor in an involuntary case, pursuant to or within the meaning of any Bankruptcy law:

(a) commences a voluntary case or proceeding,

(b) consents to the entry of an order for relief or decree against it in an involuntary case or proceeding,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets,

(d) makes a general assignment for the benefit of its creditors,

(e) admits in writing its inability to pay its debts generally as they become due, or

(f) files a petition or answer or consent seeking reorganization or relief; and

(11) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against a Co-Issuer as debtor in an involuntary case or proceeding;

(b) appoints a Custodian of a Co-Issuer or a Custodian for all or substantially all of the assets of a Co-Issuer or adjudges such entity bankrupt or insolvent or approves as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of such entity; or

(c) orders the winding up or liquidation of a Co-Issuer;

and the order or decree remains unstayed and in effect for 60 consecutive days.”

(d) Amendment of Article 8. Subject to Section 3 hereof, the Indenture is hereby amended by adding the following to Section 8.06 as the last paragraph:

“Notwithstanding anything in this Article Eight to the contrary, upon the Co-Issuers’ written request, the Trustee may use amounts held in trust in connection with a satisfaction and discharge of the Indenture to pay all principal and interest due to Holders who tender their Notes to the Co-Issuers for purchase before such Notes are paid in full at redemption or maturity, as the case may be, as long as the Co-Issuers deliver to the Trustee an Officers’ Certificate stating that sufficient funds will remain in deposit to pay at redemption or maturity, as the case may be, all principal and interest due on Notes not tendered for purchase.”

(e) Amendment of Article 11. Subject to Section 3 hereof, the Indenture is hereby amended by deleting Article 11 of the Indenture in its entirety and all references thereto and replacing Article 11 with the following: “INTENTIONALLY OMITTED” and the Liens of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders in any Collateral are hereby released.

(f) Amendment of Notes. Subject to Section 3 hereof, any of the terms or provisions present in the Notes that relate to any of the provisions of the Indenture as amended by this Supplemental Indenture shall also be amended, mutatis mutandis, so as to be consistent with the amendments made by this Supplemental Indenture.

(g) Amendment of Definitions. Subject to Section 3 hereof, any defined terms present in the Indenture, the Notes or the Note Guarantees but no longer used as a result of the amendments made by this Supplemental Indenture are hereby eliminated in the Indenture. The definition of any defined term used in the Indenture, the Notes or the Note Guarantees where such definition is set forth in any of the sections or subsections of the Indenture that are eliminated by this Supplemental Indenture and the term it defines is still used elsewhere in the Indenture, the Notes or the Note Guarantees after the amendments hereby become operative shall be deemed to become part of, and defined in, Section 1.01 of the Indenture. Such defined terms are to be in alphanumeric order within Section 1.01 of the Indenture.

(h) Amendment of References. The Indenture and the Notes are hereby amended by deleting all references in the Indenture and the Notes to those sections and subsections that are deleted as a result of the amendments made by this Supplemental Indenture.

3. EFFECT AND OPERATION OF SUPPLEMENTAL INDENTURE. This Supplemental Indenture shall be effective and binding immediately upon its execution by the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee, and thereupon this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Note and Note Guarantee heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby; provided however, notwithstanding anything in the Indenture or this Supplemental Indenture to the contrary, the amendments set forth in Section 2 of this Supplemental Indenture shall become operative only upon and simultaneously with, and shall have no force and effect prior to, the Co-Issuers’ acceptance and initial payment for Notes validly tendered (and not validly withdrawn) pursuant to the Tender Offer and representing at least 66 2⁄3% in aggregate principal amount of the then outstanding Notes (such date of payment, the “Initial Payment Date”). Prior to the time the Co-Issuers purchase any Notes pursuant to the Tender Offer, the Co-Issuers may terminate this Supplemental Indenture upon written notice to the Trustee, including in connection with any termination or withdrawal of the Tender Offer or the solicitation of Consents with respect to the Proposed Amendments or if for any other reason the Notes are not accepted for payment pursuant to the Tender Offer. If the Tender Offer is terminated or withdrawn, or the Co-Issuers do not accept for purchase, and pay for, the Notes for any reason, this Supplemental Indenture shall not become operative. Except as modified and amended by this Supplemental Indenture, all provisions of the Indenture and the Notes shall remain in full force and effect.

4. INDENTURE AND SUPPLEMENTAL INDENTURE CONSTRUED TOGETHER. This Supplemental Indenture is an indenture supplemental to, and in implementation of, the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.

5. TRUST INDENTURE ACT CONTROLS. If any provision of the Indenture, as amended by this Supplemental Indenture, limits, qualifies or conflicts with another provision which is required or deemed to be included in the Indenture, as amended by this Supplemental Indenture, by the Trust Indenture Act, such required or deemed provision of the Trust Indenture Act shall control.

6. NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No past, present or future director, officer, employee, incorporator or stockholder of the Co-Issuers or any Guarantor, as such, shall have any liability for any obligations of the Co-Issuers or such Guarantor under the Notes, the Note Guarantees, the Indenture, as amended by this Supplemental Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

7. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

8. SEVERABILITY. In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

9. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

10. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

11. THE TRUSTEE AND COLLATERAL TRUSTEE. The Trustee and the Collateral Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Co-Issuers.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Executive Vice President—Legal

NAVIOS MARITIME FINANCE (US) INC.

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	President/Secretary

ACHILLES SHIPPING CORPORATION
AEGEAN SHIPPING CORPORATION
ANEMOS MARITIME HOLDINGS INC.
APOLLON SHIPPING CORPORATION
AQUIS MARINE CORP.
ARAMIS NAVIGATION INC.
ARC SHIPPING CORPORATION
ASTRA MARITIME CORPORATION
BEAUFIKS SHIPPING CORPORATION
CINTHARA SHIPPING LTD.
CORSAIR SHIPPING LTD.
DUCALE MARINE INC.
FAITH MARINE LTD.
GINGER SERVICES CO.
HERAKLES SHIPPING CORPORATION
HESTIA SHIPPING LTD.
HIGHBIRD MANAGEMENT INC.
HIOS SHIPPING CORPORATION
HORIZON SHIPPING ENTERPRISES CORPORATION
IONIAN SHIPPING CORPORATION
KLEIMAR N.V.
KYPROS SHIPPING CORPORATION
MAGELLAN SHIPPING CORPORATION
MANDORA SHIPPING LTD
MAUVE INTERNATIONAL S.A.
MERCATOR SHIPPING CORPORATION
MERIDIAN SHIPPING ENTERPRISES INC.

[Signature Page to Supplemental Indenture]

NAV HOLDINGS LIMITED
NAVIOS CORPORATION
NAVIOS HANDYBULK INC.
NAVIOS INTERNATIONAL INC.
NAVIOS MARITIME FINANCE II (US) INC.
NAVIOS SHIPMANAGEMENT INC.
NOSTOS SHIPMANAGEMENT CORP.
PHAROS NAVIGATION S.A.
PORTOROSA MARINE CORP.
PRIMAVERA SHIPPING CORPORATION
PUEBLO HOLDINGS LTD
QUENA SHIPMANAGEMENT INC.
RAWLIN SERVICES COMPANY
RED ROSE SHIPPING CORP.
RHEIA ASSOCIATES CO.
ROWBOAT MARINE INC.
RUMER HOLDING LTD.
SERENITY SHIPPING ENTERPRISES INC.
SHIKHAR VENTURES S.A.
SIZZLING VENTURES INC.
SOLANGE SHIPPING LTD.
STAR MARITIME ENTERPRISES CORPORATION
TAHARQA SPIRIT CORP.
TULSI SHIPMANAGEMENT CO.
VECTOR SHIPPING CORPORATION
WHITE NARCISSUS MARINE S.A.,
as Guarantors

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Director and Authorized Officer

KLEIMAR LTD.,
as Guarantor

By:	/s/ George Akhniotis
Name:	George Akhniotis
Title:	Secretary and Director

[Signature Page to Supplemental Indenture]

NAVIMAX CORPORATION,
as Guarantor

By:	/s/ Shunji Sasada
Name:	Shunji Sasada
Title:	President

NAVIOS TANKERS MANAGEMENT INC.,
as Guarantor

By:	/s/ Alexandros Laios
Name:	Alexandros Laios
Title:	Secretary/Director

[Signature Page to Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Martin Reed
Name:	Martin Reed
Title:	Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Collateral Trustee

By:	/s/ Martin Reed
Name:	Martin Reed
Title:	Vice President

[Signature Page to Supplemental Indenture]